
10035007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JAN 21 2010

Washington, DC
110

SEC FILE NUMBER
8 - 67768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/30/2007 (MM/DD/YY) AND ENDING 11/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NCB Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue 6th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Mulcahy — (212) 786-7314
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick Mulcahy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NCB Securites LLC, as of November 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LAZ[illegible] A YASMIN
NOTARY [illegible] State of New York
[illegible]
Qualified in Nassau County
Commission Expires Oct. 1, 20 11

[signature] 1/19/2011
Signature

Managing Director
Title

[signature]
Notary Public

STATE OF NEW YORK } ss:
COUNTY OF NASSAU
SUBSCRIBED AND SWORN TO
BEFORE ME THIS
19th DAY OF January 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NCB SECURITIES LLC

(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

November 30, 2009

NCB SECURITIES LLC
(a company in the development stage)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
NCB Securities LLC

We have audited the accompanying statement of financial condition of NCB Securities LLC (a company in the development stage) (the "Company") as of November 30, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of NCB Securities LLC (a company in the development stage) as of November 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 13, 2010

NCB SECURITIES LLC
(a company in the development stage)

STATEMENT OF FINANCIAL CONDITION

November 30, 2009

ASSETS		
Cash and cash equivalents	$	386,633
Computer equipment, net		1,632
Security deposit		7,800
Prepaid expense		156
	$	396,221
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	23,000
Due to related party		3,500
Total Liabilities		26,500
Members' equity		369,721
	$	396,221

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

NCB Securities LLC (a company in the development stage) (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of providing investment banking services and assisting NCB Stockbrokers Limited ("Limited"), a related party, in sales of European securities in the United States.

Development Stage Company

The Company is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. All activity from commencement through November 30, 2009 relates to the Company's formation. The Company complies with the accounting and reporting requirements of a development stage company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements were approved by the management and available for issuance on January 13, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Computer Equipment

Computer equipment is recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method based upon an estimated useful life of 3 years.

Service Revenues

The Company receives service revenues from Limited for providing services related to the sale of European securities to investors in the United States. European Securities transactions are not recorded on the books of the Company. However, the Company is responsible for fails to deliver and fails to receive in the sale of European securities. There are no such transactions at November 30, 2009. The Company receives a fee for providing services relating to trades complying to U.S. Securities Laws. This fee of $25,000 annually is recorded monthly in equal installments.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of investment banking agreements. There were no investment banking transactions from the commencement of operations through November 30, 2009.

Income Taxes

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws. The Company is a limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the members. The Company is subject to the minimum New York State and New York City taxes.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company accounts for Income Taxes in accordance with GAAP, which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount considered more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Liquidity

The Company faces many risks encountered by development stage companies, including rapidly changing market conditions. As shown in the accompanying financial statements, the Company has incurred a net loss of approximately $246,000 and has used approximately $243,000 of net cash for operating activities for year ending November 30, 2009. For the period October 30, 2007 (commencement of operations) through November 30, 2009, the Company has incurred a net loss of approximately $508,000 and has used approximately $478,000 of net cash for operating activities. These losses are a result of the Company not generating any operating revenue from investment banking activities from commencement of operations through November 30, 2009. Despite this, the Company has working capital surplus as of November 30, 2009. The Company's long-term liquidity is dependent upon attaining profitable operations and securing future financing.

3. Computer equipment

Details of computer equipment at November 30, 2009 are as follows:

Computer equipment	$	4,896
Less accumulated depreciation		(3,264)
	$	1,632

Depreciation expense for the year ending November 30, 2009 was $1,632.

4. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At November 30, 2009, the Company's net capital was approximately $360,000, which was approximately $110,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

The amount of $3,500 due to a related party relates to certain expenses paid by Limited on behalf of the Company.

The Company has a Clearing Agency Agreement to provide intermediation services to Limited selling non-US securities to US institutional investors. The agreement states that Limited will be the contractual counterparty to, and will settle all transactions by U.S. investors in non-U.S. equity and fixed income securities that are traded on non-U.S. exchanges and other non-U.S. regulated markets and that are affected by the Company. Pursuant to this agreement, Limited does not require the Company to maintain a clearing deposit, and has waived all fees with respect to any clearing services. The Company earned 100% of its revenue from Limited for providing services related to the sales of European securities in United States.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed the federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2009. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

7. Commitments

In December 2007, the Company entered into a Consulting Agreement (the "Consulting Agreement") with a third party. The Consulting Agreement provides for a monthly installment of $1,500 for services provided. The Consulting Agreement shall continue in force until terminated by either party. For the year ended November 30, 2009, the Company paid approximately $18,000 in consulting fees.